NORTHERN DYNASTY MINERALS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

NORTHERN DYNASTY MINERALS LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30,	December 31,
	2004	2003
	(unaudited)	(audited)

Assets

Current assets
Cash and equivalents	$19,848,621	$3,441,464
Marketable securities (note 4)	363,906	-
Amounts receivable and prepaids	322,548	229,145
	20,535,075	3,670,609

Equipment (note 5)	264,193	12,037

	$20,799,268	$3,682,646

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$6,727,938	$145,642
Balances payable to related parties (note 9)	358,808	284,080
	7,086,746	429,722

Shareholders' equity
Share capital (note 8)	59,817,157	21,064,437
Contributed surplus (note 8(e))	5,723,697	1,688,335
Deficit	(51,828,332)	(19,499,848)
	13,712,522	3,252,924
Nature of operations (note 1)
Subsequent events (note 11)

	$20,799,268	$3,682,646

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2004	2003	2004	2003

Expenses
Conference and travel	$138,861	$14,052	$272,995	$44,681
Depreciation	11,604	601	19,766	1,299
Exploration (note 7)	17,809,456	1,999,643	26,280,103	3,500,893
Exploration - stock-based compensation (note 8(d))	961,875	-	1,910,335	-
Legal, accounting and audit	31,919	6,770	41,922	22,241
Office and administration	610,508	187,902	968,032	468,424
Shareholder communication	121,771	394,597	390,273	521,939
Stock-based compensation (note 8(d))	592,527	-	2,125,027	-
Trust and filing	5,019	5,088	43,392	36,410
	20,283,540	2,608,653	32,051,845	4,595,887

Other items
Foreign exchange loss (gain)	102,642	(16,251)	205,939	(51,443)
Gain on disposal of equipment	-	(3,403)	-	(3,403)
Interest income	(102,278)	(34,482)	(280,394)	(38,947)
Write down of marketable securities	94	-	351,094	-
	458	(54,136)	276,639	(93,793)

Loss for the period	$(20,283,998)	$(2,554,517)	$(32,328,484)	$(4,502,094)

Weighted average number of
common shares outstanding	44,416,753	26,715,407	39,891,363	20,694,864

Basic and diluted loss per share	$(0.46)	$(0.10)	$(0.81)	$(0.22)

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
(Unaudited)
			Nine months ended Sept. 30
			2004	2003
Deficit, beginning of period			$(19,499,848)	$(11,200,387)
Loss for the period			(32,328,484)	(4,502,094)
Deficit, end of period			$(51,828,332)	$(15,702,481)

The accompanying notes are an integral part of these consolidated financial statements

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended Sept. 30		Nine months ended Sept. 30
Cash provided by (applied to):	2004	2003	2004	2003

Operating activities
Loss for the period	$(20,283,998)	$(2,554,517)	$(32,328,484)	$(4,502,094)
Items not involving cash
Depreciation	11,604	601	19,766	1,299
Gain on disposal of assets	-	(3,403)	-	(3,403)
Stock-based compensation	1,554,402	-	4,035,362	37,132
Marketable securities received (note 6(d))	-	-	(715,000)	-
Write down of marketable securities	94	-	351,094	-
Changes in non-cash working capital items
Amounts receivable and prepaids	(173,835)	(7,757)	(93,403)	66,427
Accounts payable and accrued liabilities	4,424,015	288,890	6,582,296	205,873
Balances receivable from and payable to
related parties	412,817	168,204	74,728	530,267
	(14,054,901)	(2,107,982)	(22,073,641)	(3,664,499)

Investing activities
Purchase of equipment	(129,025)	-	(271,922)	(2,721)
Proceeds on disposal of equipment	-	3,403	-	3,403
	(129,025)	3,403	(271,922)	682

Financing activities
Common shares issued for cash, net of issue costs	9,857,826	6,512,329	38,752,720	9,163,703
Subscriptions received	-	-	-	(650,000)
	9,857,826	6,512,329	38,752,720	8,513,703

Increase (decrease) in cash and equivalents	(4,326,100)	4,407,750	16,407,157	4,849,886
Cash and equivalents, beginning of period	24,174,721	866,288	3,441,464	424,152

Cash and equivalents, end of period	$19,848,621	$5,274,038	$19,848,621	$5,274,038

The accompanying notes are an integral part of these consolidated financial statements

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. Its principal mineral property interests are located in Alaska, USA.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material; to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

The Company has a wholly owned subsidiary, Northern Dynasty Mines Inc., incorporated under the laws of the State of Alaska, USA. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(b)	Equipment

Equipment is recorded at cost and is depreciated over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

(c)	Mineral property interests

The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These deferred costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production, or written off if the properties are allowed to lapse or are abandoned. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life or are

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars)

less than estimated fair market value, the unrecoverable portion is charged to earnings in that period.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Exploration costs and option payments are expensed in the period incurred.

Administrative expenditures related to exploration activities are expensed in the period incurred.

(d)	Share capital

Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the terms of the agreement to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital as the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Share issue costs are deducted from share capital.

(e)	Stock-based compensation

The Company has a share option plan which is described in note 8(d). The Company accounts for all non-cash stock-based payments and awards that are direct awards of stock, that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value based method.

Under the fair value based method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Under the fair value based method, compensation cost attributable to awards that are direct awards of shares, or share appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars)

awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(f)	Foreign currency translation

All of the Company's foreign subsidiaries are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at average exchange rates for the period. Depreciation is translated at the same exchange rates as the assets to which it relates.

Foreign exchange gains or losses are expensed.

(g)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the periods presented.

(h)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented as the effect of the outstanding options and warrants would be anti-dilutive.

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars)

(i)	Fair value of financial instruments

The carrying values of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair value due to their short term nature. Marketable securities are presented at the lower of cost and market value. The Company is not exposed to significant credit risk or interest rate risk.

(j)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, and rates for depreciation of equipment, as well as the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(k)	Comparative figures

Certain of the prior periods' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

4.	MARKETABLE SECURITIES

	Number		Market	Carrying
	of shares	Cost	value	value
September 30, 2004
Taseko Mines Limited common shares (note 6(d))	256,272	$715,000	$453,601	$363,906

December 31, 2003
Taseko Mines Limited common shares	Nil	$-	$-	$-

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars)

5.	EQUIPMENT

		Accumulated	Net Book
	Cost	Depreciation	Value
September 30, 2004
Buildings	$81,828	$4,091	$77,737
Furniture and fixtures	135,320	6,767	128,553
Site equipment	15,387	15,387	-
Vehicles	17,500	3,938	13,562
Computer equipment	52,818	8,477	44,341
	$302,853	$38,660	$264,193

December 31, 2003
Site equipment	$15,387	$15,387	$-
Computer equipment	15,544	3,507	12,037
	$30,931	$18,894	$12,037

6.	MINERAL PROPERTY INTERESTS

(a)	Pebble Property

On November 1, 2001, the Company acquired the rights to two options granted by Teck Cominco American Incorporated ("Teck Cominco") respecting its Pebble property in southwestern Alaska.

The two options granted by Teck Cominco were acquired by the Company through an agreement with Hunter Dickinson Group Inc. ("HDGI"), a private company which is related by virtue of certain directors in common. The Company was assigned an 80% interest, with the right to acquire a 100% interest, in the two Teck Cominco options from HDGI by paying HDGI's costs of $584,655, which included the staking of 134 claims to expand the property, along with 30 kilometers of induced polarization surveying over the new claims.

The first option enables the Company to explore the Pebble property for more than two years, prior to electing to purchase a 100% interest in the Pebble deposit, free from any underlying royalty. This option was extended by one year in an agreement dated December 19, 2002 whereby the Company issued Teck Cominco 200,000 shares for the one year deferral. The Company can elect to (a) purchase the 36 claims (the "Resource Lands") covering the Pebble deposit by paying Teck Cominco US$10 million (as adjusted), in cash or shares with the same cash equivalency, prior to November 30, 2004, and (b) purchase the 20% HDGI interest in shares at its independently appraised value. If the Company elects to issue shares to Teck Cominco in lieu of cash, the Company can manage the sale of any shares that Teck Cominco wishes to sell. Teck Cominco's resale proceeds will be credited, with any share resale surplus returned to the Company's treasury and any share resale shortfall made up by the Company. Interim payments to Teck Cominco were also required, including US$250,000, in cash or shares with the same cash equivalency, prior to December 31, 2001 (which was paid), plus 500,000 two-year share purchase warrants exercisable at $0.75 (which were issued on December 31, 2001) and a cumulative total

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars)

of 1,000,000 shares (500,000 were issued on March 27, 2002 and the remaining 500,000 were issued on December 19, 2002) and 750,000 warrants (500,000 were issued on March 27, 2002 exercisable at $1.15 and the remaining 250,000 were issued on December 31, 2002 exercisable at $0.60) in two tranches before December 31, 2002.

If the Company purchases the Resource Lands under the first option, it also has the right under the second option to earn a 50% interest in the adjacent Exploration Lands by completing 60,000 feet (to September 30, 2004, approximately 67,651 feet had been completed) of drilling on the Exploration Lands before November 30, 2004.

Upon the Company completing the drilling and exercising the first option to purchase 100% of the Resource Lands, Teck Cominco can either form a 50/50 joint venture, or sell its 50% interest in the Exploration Lands to the Company for US$4 million and a 5% net profits interest.

On November 23, 2004, subsequent to the quarter ended September 30, 2004, the Company exercised the options by issuing 1,772,725 common shares of the Company to Teck Cominco and completing the required drilling. By exercising the options, the Company acquired an initial 80% interest in the Resource Lands. These shares represent the adjusted final payment of US$9.94 million which was required to be made by November 30th, 2004 under the Company's 2001 option agreement with Teck Cominco. Under the option agreement, Teck Cominco has the right, exercisable within 180 days, to require the Company to manage the liquidation of these shares over a period of up to two years, with any surplus proceeds over US$9.94 million credited back to the Company and any shortfall from that figure is required to be made up in cash or shares by the Company.

The Company also exercised its option to acquire 50% of Teck Cominco's interests in the Exploration Lands. Teck Cominco has 90 days to elect to form a 50-50 joint venture on the Exploration Lands or sell its 50% interest in the Exploration Lands to the Company for US$4 million, in cash or shares at the Company’s election, and it will then retain a 5% after-pay-back net profits interest in any mine located on the Exploration Lands. Any shares issued will be subject to the same liquidation management provisions as the 1,772,725 shares. The Company also completed more than the 60,000 feet of drilling on the Exploration Lands required under the agreement to exercise the option.

As a consequence of exercising the Teck Cominco options, the Company has a 90 day period to elect whether to also acquire the 20% carried interest in the Pebble Project held by a related party for share consideration equal to the independently appraised value of the 20% interest. The Company has formed a special committee of four disinterested directors to make the acquisition determination, to either acquire the 20% or form an 80:20 joint venture with the related party. Depending on the election of Teck Cominco, the joint venture may also include Teck Cominco in the Exploration Lands portion of the Pebble Project.

(b)	Pickle Lake Joint Venture

The Company holds a 37.5% participating joint venture interest, subject to a 2.5% net profits interest ("NPI") held by the original owners, in certain mineral properties in northwestern Ontario under the Pickle Lake Joint Venture. The Company is searching for additional joint venture partners to fund further exploration on these properties. The Company continues to maintain these claims in good standing.

(c)	Little Bald Mountain

The Company holds an 8.1% net profits interest in the Little Bald Mountain property in Nevada, USA.

(d)	Farmout Agreement

In December 2003, the Company entered into a Farmout Agreement (the "Agreement") with Taseko Mines Limited ("Taseko"), a public company with certain directors in common with the Company. Under the terms of the Agreement, Taseko granted to the Company rights to earn a joint venture working interest, subject to a maximum of $650,000, on certain exploration properties located in the vicinity of Taseko's Gibraltar mine property. For a period of 150 days after the Company had earned its working interests, Taseko had the right to purchase, at its option, the Company's earned interest for cash or common share consideration aggregating 110% of the Company's earn-in amount.

During the year ended December 31, 2003, the Company had earned an interest in these properties to the extent of $650,000, which was charged to operations in that year.

During 2004, Taseko exercised its right to purchase the Company's interest by issuing, subject to regulatory approvals, 256,272 common shares of Taseko for total consideration of $715,000. On June 15, 2004, regulatory approval was received and the Taseko common shares were issued to the Company. The Company's holdings of these shares are presented as marketable securities (note 4).

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars)

7.	EXPLORATION EXPENSES

	Nine months ended September 30
	Pebble
	Property	Other	2004	2003
Assay and analysis	$472,049	$(2,347)	$469,702	$143,367
Disposition of Gibraltar exploration
interest (note 6(d))	-	(715,000)	(715,000)	-
Drilling	7,899,304	-	7,899,304	1,619,180
Engineering	2,658,076	-	2,658,076	45,435
Environmental	6,397,618	-	6,397,618	22,163
Equipment rental	185,247	-	185,247	19,066
Freight	469,813	-	469,813	38,413
Geological	1,065,298	(4,466)	1,060,832	427,495
Graphics	58,217	944	59,161	73,456
Helicopter/fixed wing	3,675,301	2,797	3,678,098	447,750
Property fees/assessment	98,379	-	98,379	125,510
Site activities	3,266,646	-	3,266,646	498,470
Socioeconomic	436,892	-	436,892	692
Travel and accommodation	316,926	(1,591)	315,335	39,896
Exploration expenses incurred during
the period (to statement of operations)	$26,999,766	$(719,663)	$26,280,103	$3,500,893
Stock-based compensation			1,910,335	-
Exploration expenses, including stock-based compensation,
incurred during the period			28,190,438	3,500,893
Cumulative exploration expenses, beginning of period			11,426,237	5,498,330
Cumulative exploration expenses, end of period			$39,616,675	$8,999,223

8.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares, without par value.

At the Annual and Extraordinary General Meeting of Shareholders held on June 23, 2004, shareholders approved the increase in authorized share capital from 100,000,000 to an unlimited number of common shares.

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars)

(b)	Issued and outstanding common shares

		Number of
Common shares issued:	Price	Shares	Amount
Balance, December 31, 2002		15,515,223	$11,035,977
Private placement January 2003, net of issue costs (i)	$0.50	1,700,000	809,654
Private placement July 2003, net of issue costs (ii)	0.72	6,944,445	4,979,549
Share purchase options exercised	0.40	981,500	392,600
Share purchase options exercised	0.43	8,000	3,440
Share purchase options exercised	0.50	12,500	6,250
Share purchase options exercised	0.75	12,500	9,375
Warrants exercised	0.40	775,000	310,000
Warrants exercised	0.45	1,176,470	529,412
Warrants exercised	0.60	1,910,000	1,146,000
Warrants exercised	0.62	2,000,000	1,240,000
Warrants exercised	0.75	500,000	375,000
Warrants exercised	1.15	197,548	227,180
Balance, December 31, 2003		31,733,186	21,064,437
Private placement March 2004, net of issue costs (iii)	8.00	2,750,000	21,905,914
Private placement August 2004, net of issue costs (iv)	3.55	2,816,902	9,827,761
Share purchase options exercised	0.40	88,750	35,500
Share purchase options exercised	0.50	96,500	48,250
Share purchase options exercised	0.75	30,000	22,500
Share purchase options exercised	1.18	10,000	11,800
Share purchase options exercised	5.00	13,999	69,995
Warrants exercised	0.60	10,000	6,000
Warrants exercised	0.90	6,944,445	6,250,000
Warrants exercised	1.15	500,000	575,000
Replacement of lost certificate		11,905	-
Balance, September 30, 2004		45,005,687	$59,817,157

(i)
In January 2003, the Company completed a private placement consisting of 1,300,000 flow-through units and 400,000 non flow-through units at $0.50 each. Each flow-through unit was comprised of a flow-through common share and a two-year non-flow-through share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.60 until January 14, 2005. The non flow-through units were comprised of one common share and one two-year share purchase warrant with the same warrant terms. As at December 31, 2002, the Company had received $650,000 in respect of the flow-through portion of the private placement.

(ii)
In July 2003, the Company completed a private placement consisting of 6,944,445 units at a price of $0.72 per unit. Each unit was comprised of one common share and one warrant exercisable to purchase an additional common share at a price of $0.90 until June 12, 2004.

(iii)	In March 2004, the Company completed a private placement by issuing 2,750,000 units at $8.00 each. Each unit was comprised of a common share and one half warrant. Each

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars)

whole warrant entitles the holder to purchase one common share at a price of $9.00 until March 16, 2005.

On July 16, 2004, the Company enacted, pursuant to approval from the TSX Venture Exchange, a reduction in the exercise price for 821,875 of these warrants to $4.65 each with a 30-day accelerated expiry provision, at the option of the Company, in the event the closing price of the Company's common shares on the TSX Venture Exchange is at least $4.65 for any 10 consecutive trading days. Such notice was issued subsequent to the quarter end, on October 14, 2004 and all 821,875 of these warrants were exercised within the allotted 30 days.

(iv)
In August 2004, the Company completed a private placement consisting of 2,816,902 units at a price of $3.55 per unit. Each unit was comprised of one common share and one warrant exercisable to purchase one additional common share at a price of $4.15 until August 5, 2005. The common shares in the units and the shares issuable on exercise of the warrants are subject to a four-month hold period expiring December 5, 2005.

(c)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ended September 30, 2004 is:

		Exercise		Dec. 31			Expired/	Sept. 30
Expiry date	Note	Price		2003	Issued	Exercised	Cancelled	2004
March 27, 2004		$ 1.15		500,000	-	(500,000)	-	-
June 12, 2004	8(b)(ii)	$ 0.90		6,944,445	-	(6,944,445)	-	-
January 14, 2005	8(b)(i)	$ 0.60		40,000	-	(10,000)	-	30,000
March 16, 2005	8(b)(iii)	$ 9.00		-	553,125	-	-	553,125
March 16, 2005	8(b)(iii)	$ 4.65	*	-	821,875	-	-	821,875
August 5, 2005	8(b)(iv)	$ 4.15		-	2,816,902	-	-	2,816,902
				7,484,445	4,191,902	(7,454,445)	-	4,221,902

Weighted average exercise price				$ 0.92	$ 4.89	$ 0.92	$ -	$ 4.86

* The exercise price of these warrants was amended to $4.65 from $9.00 during the current period (see note 8(b) (iii)).

Subsequent to September 30, 2004, to November 23, 2004, all 821,875 of these share purchase warrants had been exercised at $4.65.

(d)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders at the 2004 Annual and Extraordinary General Meeting that authorizes the Company to grant up to 7,000,000 share purchase options to its employees, officers, directors and consultants. As at September 30, 2004, 1,587,499 of these options had been exercised, 3,029,834 were outstanding and 2,382,667 remained available to grant. Vesting of these options is over a period of up to two years, subject to regulatory terms and approval. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts.

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars)

Options have a maximum term of five years and terminate 30 days following the termination of the optionee's employment, except in the cases of retirement or death. Typically, the vesting of the options occurs six, twelve, and eighteen months after the grant dates, with one-third vested every six months.

The continuity of share purchase options for the period ended September 30, 2004 is:

	Exercise	Dec. 31			Expired /	Sept. 30
Expiry date	Price	2003	Granted	Exercised	Cancelled	2004
May 15, 2004	$ 0.40	88,750	-	(88,750)	-	-
December 20, 2004	$ 0.50	106,500	-	(96,500)	-	10,000
May 9, 2005	$ 0.75	95,000	-	(30,000)	-	65,000
July 29, 2005	$ 0.94	50,000	-	-	-	50,000
July 29, 2005	$ 1.18	15,500	-	(10,000)	(2,500)	3,000
July 29, 2005	$ 2.35	315,000	-	-	-	315,000
September 19, 2005	$ 2.30	7,500	-	-	-	7,500
November 30, 2005	$ 5.00	1,535,000	-	(13,999)	(31,667)	1,489,334
November 30, 2005	$ 5.05	38,000	-	-	-	38,000
November 30, 2006	$ 4.65	-	100,000	-	-	100,000
November 30, 2006	$ 5.00	-	2,192,000	-	-	2,192,000
		2,251,250	2,292,000	(239,249)	(34,167)	4,269,834

Weighted average exercise price		$ 3.93	$ 5.00	$ 0.79	$ 4.72	$ 4.54

Subsequent to September 30, 2004, to November 23, 2004, 10,000 share purchase options were exercised at $5.00 and 20,000 share purchase options were exercised at $0.75.

The exercise prices of all share purchase options granted during the year were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during 2004 and 2003 have been reflected in the statement of operations as follows:

	Nine months ended	Year ended
	Sept. 30, 2004	December 31, 2003
Exploration
Engineering	$167,185	$57,822
Environmental, socioeconomic and land	291,852	22,698
Geological	1,451,298	345,658
	1,910,335	426,178
Operations and administration	2,125,027	1,248,886
Total compensation cost recognized in operations,
credited to contributed surplus	$4,035,362	$1,675,064

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars)

The weighted average assumptions used to estimate the fair value of options granted during the period were:

Risk-free interest rate	3%
Expected life	2.2 years
Vesting period	6, 12 and 18 months
Expected volatility	84%
Expected dividend yield	nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

(e)	Contributed surplus

Balance, December 31, 2002	$13,271
Changes during 2003
Non-cash stock-based compensation	1,675,064
Contributed surplus, December 31, 2003	1,688,335
Changes during 2004:
Non-cash stock-based compensation	4,035,362
Contributed surplus, September 30, 2004	$5,723,697

9.	RELATED PARTY BALANCES AND TRANSACTIONS

	Nine months ended	Year ended
Transactions	September 30, 2004	Dec. 31, 2003
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$1,496,150	$1,257,404
Hunter Dickinson Group Inc. (b)	9,600	22,320
Brian Mountford & Associates Ltd. (c)	82,000	16,500
Sidev Holdings Ltd. (d)	107,313	12,415

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars)

Balances receivable (payable)	September 30, 2004	Dec. 31, 2003
Hunter Dickinson Inc. (a)	$(226,384)	$(279,201)
Hunter Dickinson Group Inc. (b)	(3,424)	(4,879)
Galahad Gold plc. (e)	(129,000)	-
	$(358,808)	$(284,080)

(a)
Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common that provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost-recovery basis pursuant to an agreement dated December 31, 1996. The balances payable to HDI has resulted from advances by HDI to the Company and from services rendered to, but not yet paid for by the Company.

(b)
Hunter Dickinson Group Inc. ("HDGI") is a private company with certain directors in common that provide consulting services at market rates to the Company. The balances payable to HDGI have resulted from the services rendered to, but not yet paid for by the Company.

(c)
During the nine months ended September 30, 2004, the Company paid $82,000 (year ended December 31, 2003 - $16,500) to Brian Mountford & Associates Ltd., a private company controlled by Brian Mountford, a director of the Company and President and director of Northern Dynasty Mines Inc., a wholly owned private USA subsidiary of the Company, for engineering and project management services and for his services as an officer of the Company. Mr Mountford also serves as a consultant to Galahad Gold plc, a significant shareholder of the Company.

(d)
During the nine months ended September 30, 2004, the Company paid $107,313 (year ended December 31, 2003 - $12,415) to Sidev Holdings Ltd., a private company controlled by Bruce Jenkins, the Chief Operating Officer and director of Northern Dynasty Mines Inc., a wholly owned private USA subsidiary of the Company, for project management services.

(e)
During the nine months ended September 30, 2004, the Company was charged $129,000 (year ended December 31, 2003 - $nil) by Galahad Gold plc, a significant shareholder of the Company with a director in common, for engineering services.

10.	SEGMENTED INFORMATION

The Company operates in a single reportable operating and geographic segment, the exploration and development of mineral properties in Alaska, USA.

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars)

11.	SUBSEQUENT EVENTS

Subsequent to September 30, 2004, to November 23, 2004, the Company:

	•	exercised the options related to the Pebble property and consequently issued 1,772,725 common shares to Teck Cominco (note 6(a)),
	•	issued 35,000 common shares pursuant to the exercise of share purchase options, and
	•	issued 821,875 common shares pursuant to the exercise of share purchase warrants.